CALIBERCOS INC.
901 E. Mountain View Rd. Ste. 150
Scottsdale, AZ 85258

June 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: CaliberCos Inc.
Registration Statement on Form S-3
File No. 333-280243

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CaliberCos Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3 (File No. 333-280243) be accelerated to 4:30 p.m., Eastern Time, on Tuesday, June 25, 2024, or as soon as practicable thereafter.

Please contact Thomas J. Poletti of Manatt, Phelps & Phillips, LLP at (714) 371-2501 with any questions you may have regarding this request. In addition, please notify Mr. Poletti by telephone when this request for acceleration has been granted. We appreciate your assistance in this matter.

Respectfully,

CALIBERCOS INC.

By:	/s/ John C. Loeffler, II
Name:	John C. Loeffler, II
Title:	Chairman and Chief Executive Officer
cc: Manatt, Phelps & Phillips, LLP